EXHIBIT 99.2

STRATA Skin Sciences Announces the Introduction of “Home by XTRAC™”

Horsham, PA, January 12, 2021 — STRATA Skin Sciences, Inc. (NASDAQ: SSKN), a medical technology company in dermatology and plastic surgery dedicated to developing, commercializing, and marketing innovative products for the treatment of dermatologic conditions, today announced the introduction of a new business, branded “Home by XTRAC™”.

•	Provides an at-home, insurance-reimbursed treatment option for patients with certain skin diseases that do not qualify for in-office treatments
•	Leverages Company’s existing direct-to-consumer (DTC) advertising and leads
•	Utilizes in-house Company resources and adds no significant cost
•	Commenced limited initial shipments and realized insurance payments in 2020
•	Anticipate a positive impact on revenue and profitability in 2021

Dr. Dolev Rafaeli, the Company’s President and CEO stated, “In 2019 alone, we had in excess of 40,000 leads driven by our direct-to-consumer (DTC) advertising initiatives that we were not able to address with our in-office XTRAC excimer laser treatment. In an effort to meet the need for a home-based solution, we identified an approach that would enable us to leverage our existing internal resources to provide a viable, effective, affordable solution by introducing Home by XTRAC™ narrow band UVB light phototherapy. We are delighted to have the ability to add this new business to our XTRAC platform.”

STRATA’s FDA-approved XTRAC excimer laser delivers a highly targeted therapeutic beam of UVB light to treat psoriasis, vitiligo and atopic dermatitis - skin diseases that impact more than 31 million people in the U.S. today. XTRAC has been shown in more than 150 peer-reviewed clinical studies to be the safest, most effective treatment on the market today. Quick and virtually painless without the side effects of other treatment options, it has been used more than 20 million times worldwide.

STRATA has partnered with an existing phototherapy device manufacturer to provide its newly branded Home by XTRAC™ solution. Further, the Company is using its in-house call center, reimbursement team, and its access to providers to fulfill and support a comprehensive patient journey that includes:

•	Identifying patients with needs (where there is no local provider; or out-of-pocket costs are an issue);
•	Referring patients to medical providers for telehealth visits;
•	When appropriate, obtaining a prescription for Home by XTRAC™ solution;
•	Confirming DME (Durable Medical Equipment) insurance benefits;
•	Delivering “Home by XTRAC™” to patients, providing training; and
•	Collecting payment from insurance payers.

The anticipated per patient reimbursement, dependent on the patients’ condition, insurance coverage and the type of device for these DME products ranges from $1,316 to $5,163 per device per patient based upon the 2020 CMS rate schedule, and is covered by most major insurance carriers.

“We expect this service, complementary to our existing business, will provide patients with a solution they cannot otherwise obtain, utilizing existing resources, and setting up the network will result in a meaningful addition to our existing XTRAC platform,” concluded Dr. Rafaeli.

About STRATA Skin Sciences, Inc. (www.strataskinsciences.com)

STRATA Skin Sciences is a medical technology company in dermatology and plastic surgery dedicated to developing, commercializing and marketing innovative products for the treatment of dermatologic conditions. Its products include the XTRAC® excimer laser and VTRAC® lamp systems utilized in the treatment of psoriasis, vitiligo and various other skin conditions.

The Company’s proprietary XTRAC® excimer laser delivers a highly targeted therapeutic beam of UVB light to treat psoriasis, vitiligo, eczema, atopic dermatitis and leukoderma, diseases which impact over 35 million patients in the United States alone. The technology is covered by multiple patents, including exclusive rights for patents for the delivery of treatment to vitiligo patients.

STRATA’s unique business model leverages targeted Direct to Consumer (DTC) advertising to generate awareness and utilizes its in-house call center and insurance advocacy teams to increase volume for the Company’s partner dermatology clinics.

The XTRAC business has used this proven DTC model to grow its domestic dermatology partner network to over 832 clinics, with a worldwide installed base of over 2,000 devices. The Company is able to offer 90% of DTC patients an introduction to physicians prescribing a reimbursable solution, using XTRAC, within a 10-mile radius of their house. The Company is a leader in dermatology in-clinic business generation for its partners.

The Company has now introduced its Home by XTRAC™ business leveraging in-house resources including DTC advertising, in-house call center and its insurance reimbursement team to provide an at-home, insurance-reimbursed treatment option for patients with certain skin diseases that do not qualify for in-office treatments.

Safe Harbor

This press release includes “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995. These statements include but are not limited to the Company’s plans, objectives, expectations and intentions and may contain words such as “will,” “may,” “seeks,” and “expects,” that suggest future events or trends. These statements, the Company’s ability to generate the growth in its core business, the Company’s ability to develop social media marketing campaigns, the Company’s ability to build a leading franchise in dermatology and aesthetics, the Company’s ability to develop a business for home-based treatment of skin diseases, are based on the Company’s current expectations and are inherently subject to significant uncertainties and changes in circumstances. Actual results may differ materially from the Company’s expectations due to financial, economic, business, competitive, market, regulatory, adverse market conditions or supply chain interruptions resulting from the coronavirus and political factors or conditions affecting the Company and the medical device industry in general, future responses to and effects of COVID-19 pandemic, as well as more specific risks and uncertainties set forth in the Company’s SEC reports on Forms 10-Q and 10-K. Given such uncertainties, any or all these forward-looking statements may prove to be incorrect or unreliable. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or revise these statements to reflect events or circumstances occurring after the date of this press release. The Company urges investors to carefully review its SEC disclosures available at www.sec.gov and www.strataskinsciences.com.

Investor Contacts:

Leigh Salvo
(415) 937-5404
ir@strataskin.com